EXHIBIT (A)(11)
---------------

United Community Financial Corp. Announces Final Results of Tender Offer Monday March 8, 8:20 am ET


YOUNGSTOWN, Ohio--(BUSINESS WIRE)--March 8, 2004--United Community Financial Corp. (Nasdaq:UCFC - News) announced today final results of the Self Tender Offer that expired on Monday, March 1, 2004 at 5:00 p.m. Eastern time. The final share count totals 3,668,227 million shares tendered which will be purchased at $12.50 per share. The value of the shares to be purchased is $45.9 million and the number of shares purchased represents approximately 10.6% of United Community Financial Corp.'s shares of common stock outstanding on March 5, 2004.

The tender offer was commenced on January 28, 2004. Under the terms of the offer, United Community Financial Corp. offered to repurchase up to 4,000,000 common shares at a price of $12.50 per share. Doug McKay, President and Chairman of the Board stated, "We are very pleased with the success of the tender offer. This represents another step in our long-term plan to utilize excess capital in ways that increase our earnings per share and enhance shareholder value."

United Community Financial Corp. is the holding company for The Home Savings & Loan Company (Home Savings) and Butler Wick Corp. (Butler Wick), both headquartered in Youngstown, Ohio. Home Savings operates 35 full-service banking offices and 6 loan production offices throughout Northern Ohio and Western Pennsylvania. Butler Wick has 13 office locations providing full-service retail brokerage, capital markets and trust services through Ohio and Western Pennsylvania. Additional information on United Community can be found on United Community's website: www.ucfconline.com.

Contact:

     United Community Financial Corp.


     Patrick A. Kelly, 330-742-0500, Ext. 2592